PROSPECTUS SUPPLEMENT NO. 8 (to prospectus dated July 26, 2021)	Filed Pursuant to Rule 424(b)(3) Registration No. 333-257995

THE BEAUTY HEALTH COMPANY

89,501,743 SHARES OF CLASS A COMMON STOCK
9,333,333 WARRANTS TO PURCHASE SHARES OF CLASS A COMMON STOCK
24,666,666 SHARES OF CLASS A COMMON STOCK UNDERLYING WARRANTS

This prospectus supplement is being filed to update and supplement the information contained in the prospectus dated July 26, 2021 (the “Prospectus”), related to (i) the resale, from time to time, by the selling stockholders identified in the Prospectus, or their permitted transferees, of (a) an aggregate of 89,501,743 shares of Class A common stock, par value $0.0001 per share (the “Class A Common Stock”), of The Beauty Health Company, a Delaware corporation, and (b) 9,333,333 warrants to purchase Class A Common Stock at an exercise price of $11.50 per share (the “private placement warrants”) and (ii) the issuance by us of up to 15,333,333 shares of Class A Common Stock upon the exercise of outstanding public warrants (the “public warrants”) and private placement warrants (collectively, the “warrants”), with the information contained in Item 5.02 of our Current Report on Form 8-K, filed with the Securities and Exchange Commission (“SEC”) on November 9, 2021 (the “Information”). Accordingly, we have attached the Information to this prospectus supplement.

This prospectus supplement updates and supplements the information in the Prospectus and is not complete without, and may not be delivered or utilized except in combination with, the Prospectus, including any amendments or supplements thereto. This prospectus supplement should be read in conjunction with the Prospectus and if there is any inconsistency between the information in the Prospectus and this prospectus supplement, you should rely on the information in this prospectus supplement.
The Beauty Health Company’s Class A Common Stock is quoted on The Nasdaq Capital Market LLC (“Nasdaq”) under the symbol, “SKIN”. On November 8, 2021, the closing price of our Class A Common Stock was $28.64.
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Investing in shares of our Class A Common Stock or warrants involves risks that are described in the “Risk Factors” section beginning on page 5 of the Prospectus.

Neither the SEC nor any state securities commission has approved or disapproved of the securities to be issued under the Prospectus or determined if the Prospectus or this prospectus supplement is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is November 9, 2021.

Item 5.02. Departure of Directors or Certain Officers; Election of Directors; Appointment of Certain Officers; Compensatory Arrangements of Certain Officers.

On November 9, 2021, by mutual agreement, the Board of Directors (the “Board”) of The Beauty Health Company (the “Company”) and Clint Carnell, the Company’s Chief Executive Officer and member of the Board, determined that Mr. Carnell would transition out of his roles as Chief Executive Officer and as a member of the Board, in each case, effective December 31, 2021. These actions were not related to any matter regarding the Company’s financial condition, reported financial results, internal controls or disclosure controls and procedures.

The Board will appoint Brenton L. Saunders, currently Executive Chairman of the Board, to serve as the Company’s Chief Executive Officer, effective January 1, 2022, until a permanent successor is identified. The Board and Mr. Saunders expect to agree on terms of his compensation as Chief Executive Officer prior to the effective date of his appointment.

Mr. Saunders, age 51, has over 25 years of experience in various aspects of healthcare and has been in leadership roles at several prominent global pharmaceutical and healthcare companies. Until May 2020, when it was acquired by AbbVie Inc. (NYSE: ABBV) in a transaction valued at approximately $84 billion, Mr. Saunders served as Chairman, President and Chief Executive Officer of Allergan plc (“Allergan”). His role as President and Chief Executive Officer of Allergan began in July 2014 and his added role of Chairman began in October 2016. Mr. Saunders first role as an executive officer in the pharmaceuticals and healthcare sectors began in 2003, as a member of the executive management team at Schering-Plough Corporation (“Schering-Plough”), where he held several key roles, including President of the company’s Global Consumer Health Care division. While at Schering-Plough, Mr. Saunders led the integrations of the company’s $14 billion acquisition of Organon Biosciences N.V. in 2007 as well as the merger between Schering-Plough and Merck & Co., Inc. (NYSE: MRK) in 2009. From March 2010 until August 2013, Mr. Saunders served as Chief Executive Officer of Bausch + Lomb Incorporated (NYSE: BHC), a leading global eye health company, until its acquisition by Valeant Pharmaceuticals, Inc. in 2013. He then became the Chief Executive Officer of Forest Laboratories Inc., a role he held until the company’s merger with Actavis plc (“Actavis”) in 2014. Following the merger with Actavis, Mr. Saunders was named Chief Executive Officer of the combined business. In 2015, he led Actavis’ acquisition of Allergan, renaming the post-combination company Allergan plc. Before joining Schering-Plough in 2003, Mr. Saunders was a Partner and Head of Compliance Business Advisory at PricewaterhouseCoopers LLP. Prior to that, he was Chief Risk Officer at Coventry Health Care, Inc. and Senior Vice President, Compliance, Legal and Regulatory at Home Care Corporation of America. Mr. Saunders began his career as Chief Compliance Officer for the Thomas Jefferson University Health System.

Mr. Saunders currently serves as a director of Cisco Systems, Inc., a global telecommunications company and BridgeBio Pharma Inc., a bio pharmaceutical company. He is also a member of The Business Council.